The Royce Funds

745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268 e-mail: funds@roycenet.com website: www.roycefunds.com

October 24, 2011

Securities and Exchange Commission
Attn: Mr. Kevin Rupert
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	Proxy Statement Pursuant to Schedule 14(a) of the Securities Exchange Act of 1934 - Royce Discovery Fund, a series of The Royce Fund

Dear Mr. Rupert:

       Enclosed herewith is correspondence responding to comments from the staff given over the telephone on September 29, 2011 regarding the Preliminary Proxy Statement of Royce Discovery Fund (the "Fund"). The Proxy Statement relates to a proposed change to the Fund's fundamental investment restrictions. Set forth below are the staff's comments and the Fund's responses.

1.

Comment: Add disclosure describing the risks of the Fund investing in the securities of micro-cap companies headquartered outside of the United States in comparison to securities issued by micro- and/or larger-cap companies headquartered in the United States.

Response: The following language has been added to the Proxy Statement:

"The prices of securities issued by micro-cap companies (those with stock market capitalizations of up to $500 million) that are headquartered outside of the United States are generally more volatile and their markets are less liquid relative to securities issued by micro- and/or larger-cap companies headquartered in the United States."

2.	Comment: Describe in the Proxy Statement what will occur in the event that shareholders of the Fund do not approve the change to the Fund's fundamental investment restrictions.

Response: The following language has been added to the Proxy Statement:

"If shareholders do not approve the proposal, the current fundamental investment restriction will remain in effect."

       We believe that the proposed modifications to the Proxy Statement are responsive to the staff's comments. The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to this Proxy Statement; and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        Please direct any further communications relating to this filing to the undersigned at (212) 508-4578.

Very truly yours,
/s/ John E. Denneen
John E. Denneen Secretary